Exhibit 99.4

LETTER FROM THE CHAIRPERSON

MDXHEALTH SA

(a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium, with enterprise number 0479.292.440)

October 2, 2023

To the Holders of Shares

Dear Shareholders:

Proposed share consolidation, termination of the ADS program and Euronext de-listing for repositioning on Nasdaq

Overview

On October 2, 2023, MDxHealth SA (the “Company”) announced that the Company’s board of directors (the “Board”) has determined it is in the best interest of the Company, its investors and other stakeholders to consolidate all trading of the Company’s securities on one exchange in the United States. The process for implementing this transition (the “Transaction”) from a dual listing of the Company’s American Depositary Shares (the “ADSs”) on Nasdaq and ordinary shares (the “Shares”) on Euronext Brussels to a sole listing of Shares on Nasdaq broadly involves (1) a share consolidation with respect to all outstanding Shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”), after which then existing Shares will be represented by one new Share, and each ADS will represent one new Share, (2) listing the Shares on Nasdaq, (3) a mandatory exchange under the Company’s ADS Facility as a result of which ADS holders will receive Shares in exchange for their ADSs on the basis of a ratio of one ADS for one Share (the “Mandatory ADS Exchange”), (4) subject to certain formalities, a repositioning of the Shares from the trading system used for trading the Shares on Euronext Brussels into the trading system used for trading the Shares on Nasdaq (the “Market Repositioning”), and (5), following a transition period of at least three weeks after the Mandatory ADS Exchange (the “Transition Period”), the de-listing of the Shares from listing and trading on Euronext Brussels (the “De-Listing”).

In order to implement the Transaction, the Company’s Shareholders must approve the Share Consolidation and the De-Listing. The proposal regarding the De-Listing also contains a number of technical amendments to the Company’s articles of association that allow for the De-Listing. The Board has convened an extraordinary general shareholders’ meeting of the Company to be held on 3 November 2023 to seek approval of these matters (the “EGM”).

This letter highlights selected information contained in the Special Report and does not contain all of the information you should take into consideration. The Special Report is available on the Company’s website.

Reasons for the Sole Listing

The Board believes that a sole listing of Shares on Nasdaq (the “Sole Listing”) will yield a number of benefits for the Company its investors and other stakeholders, as summarized below.

●	A listing on Nasdaq is in line with the Company’s focus on the United States (the “U.S.”). The Company is domiciled and listed as a public company in Belgium, but the Company’s primary commercial focus is in the U.S., where over 95% of its tests are performed and revenues are generated. The Company’s entire executive management team and over 95% of staff are based in or report to the Company’s U.S. headquarters in Irvine, California, or one of the Company’s laboratories in Irvine, California or Plano, Texas. The Company carried out a U.S. IPO of ADSs in 2021, and its ADSs have been trading on Nasdaq since November 2021.

●	Trading on one single market may simplify trading for investors, and could lead to greater liquidity and more efficient pricing and trading activity. By bringing all trading to Nasdaq, the Board believes that this could simplify the trading process for investors and increase liquidity, potentially narrow trading spreads, and improve the overall efficiency of price discovery between buyers and sellers, all of which could further improve the attractiveness of the Shares, and hence lead to improved trading activity of the Shares. Since its February 2023 public offering of ADSs in the U.S., average daily liquidity of the Company’s ADSs on Nasdaq has exceeded by over 3-times the average daily liquidity of Shares on Euronext Brussels.

●	Nasdaq has become a more important source for equity fund raising than Euronext Brussels. Since the U.S. IPO in 2021, the focus on the U.S. as a source for equity funding has only increased in importance, including through the Company’s August 2022 acquisition of the GPS (formerly Oncotype DX GPS) prostate cancer business from Genomic Health, Inc., a subsidiary of Exact Sciences Corporation, a portion of the consideration for which was paid with ADSs, and the Company’s February 2023 public offering of ADSs in the U.S.

●	The legal regime in terms of investor protection will remain similar. Following completion of the Transaction, the legal regime that will apply in terms of transparency and investor protection will remain similar to the regime that applies currently. This particularly applies to the rules regarding the publication of annual and interim financial information, the disclosure of material non-public information, and the disclosure of trading by significant shareholders.

●	The dual listing on Euronext Brussels and Nasdaq has not led to increased liquidity or trading. The trading on Nasdaq and Euronext Brussels takes place in different currencies (U.S. dollars on Nasdaq and EUR on Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Belgium). The Company believes that, at times, this has negatively affected the trading prices of the Shares and ADSs on these two markets and that this may have reduced the interest of potential investors to invest in the Company’s Shares or ADSs.

●	The Company incurs substantial compliance costs due to the listing on Euronext Brussels and Nasdaq as well as additional uncertainty due to compliance with both sets of rules. As a result of the listing on both Euronext Brussels and Nasdaq, the Company not only needs to comply with the Belgian legal framework for listed companies, but also with the U.S. listing rules. This entails significant legal, accounting, and other expenses. From time to time, this also may result in uncertainty regarding compliance matters and result in additional costs necessitated by legal analysis of dual legal regimes.

●	The Company may lose its “foreign private issuer” status under U.S. securities laws in the future, which would lead to a further substantial compliance cost increase. On the date hereof, the Company is considered a “foreign private issuer” under U.S. securities laws. In its capacity as a foreign private issuer, the Company is exempt from certain rules under U.S. securities law rules that impose certain disclosure obligations and procedural requirements for proxy solicitations, and for reporting and disclosure requirements for members of the board of directors and important Shareholders with respect to their purchases and sales of the Company’s securities. With the increased focus on the U.S., it is possible that the Company may lose its foreign private issuer status. As result, it would become subject to the same rules as would apply to U.S. listed companies, in addition to the rules to that apply Belgian listed companies, which would lead to a further substantial increase of compliance costs. The loss of foreign private issuer status may also be accelerated by the De-Listing.

●	Shareholders of the Company will be able to trade their Shares on Nasdaq. As a result of the De-Listing, the Shares will no longer be traded on Euronext Brussels after the Transition Period. Holders of Shares currently traded on Euronext Brussels will have, however, the ability, during and after the Transition Period, to reposition their Shares so that they can be traded on Nasdaq. The Company expects that many financial intermediaries will use their discretionary rights (under their terms of service to their clients) to automatically reposition their clients’ shares on their behalf.

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For the sake of completeness, the corporate structure and governing company law (Belgian law) of the Company will not change as a result of the proposed Transaction.

Reasons for the Share Consolidation

The Company’s ADSs, which are trading on Nasdaq, currently represent outstanding Shares on a 1-for-10 basis, whereby each ADS represents 10 outstanding Shares. As a result of the Share Consolidation, the ADSs will represent Shares of the Company on a 1-for-1 basis. This will simplify an exchange of the ADSs for Shares upon termination of the ADS program and a Market Repositioning of the Shares to Nasdaq.

Following the Share Consolidation, the Company’s Shareholders will still own the same proportion of the capital of the Company as immediately prior to the Share Consolidation, subject to any fractions of Shares. As set out in the FAQs, a process will be put in place so that any fractional interest resulting from such Share Consolidation would entitle the holder of such fractional interest to a cash payment in lieu thereof.

Reasons for the Mandatory ADS Exchange

The Board believes that the Mandatory ADS Exchange will yield a number of benefits for the Company and ADS holders, as outlined below.

●	The Mandatory ADS Exchange is necessary to transition to a Sole Listing of Shares on Nasdaq. As described above, the main purpose of the Transaction is to transition to a Sole Listing of Shares on Nasdaq. In view thereof, the Mandatory ADS Exchange is necessary to complete this process.

●	The annual, transaction-specific and other fees payable by ADS holders will no longer apply. As disclosed in the Company’s securities filings in the U.S., ADS holders incur annual, transaction-specific and other fees under the ADS Facility. By implementing the Mandatory ADS Exchange, which will result in ADS holders receiving Shares in exchange for their ADSs, these fees will no longer apply.

●	The Company’s cost of compliance with the requirements of the ADS Facility will be eliminated. The Company incurs certain costs under the ADS Facility (e.g., in connection with soliciting proxies from ADS holders in the context of Company’s general shareholders’ meeting) which will be eliminated.

Effect of the Transaction on Shareholders

Effects of the Share Consolidation

●	As a result of the Share Consolidation, all outstanding Shares will be consolidated at the ratio of one new Share for ten existing Shares, and a process will be put in place so that any fractional interests resulting from such Share Consolidation would entitle the holder of such fractional interest to a cash payment in lieu thereof.

●	The Share Consolidation will not affect the proportionate ownership of Shareholders, subject to any fractions of new Shares being consolidated and sold, but is necessary to ensure that each ADS represents one Share, which will simplify an exchange of the ADSs for Shares upon termination of the ADS program and a Market Repositioning of the Shares to Nasdaq.

●	In principle, the Share Consolidation will be implemented automatically, without the need for Shareholders to take any action and will not affect the form of the outstanding Shares (dematerialized or registered) prior to the De-Listing.

●	No Belgian income tax consequences are expected to arise as a result of the Share Consolidation.

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Effects of the De-Listing

●	During the Transition Period, Shareholders will continue to be able to trade Shares on Euronext Brussels until their Shares are repositioned from the Belgian component of the Company’s share register maintained by Euroclear Belgium in Belgium to the U.S. component of the Company’s share register that will be set up by the Company and maintained in the U.S by the transfer agent that will be appointed for such purpose in the U.S. (the “U.S. Transfer Agent”). Thereafter the Shares will no longer be listed on Euronext Brussels and Shareholders will no longer be able to trade the Shares on Euronext Brussels.

●	During and after the Transition Period or thereafter, by completing a simple procedure through their financial intermediary, holders of Shares currently trading on Euronext Brussels will have the ability to reposition their Shares so that they can be traded on Nasdaq.

●	As a result of the De-Listing the Company will no longer qualify as a listed company pursuant to article 1:11 of the Belgian Companies and Associations Code, nor as a PIE pursuant to article 1:12 of the Belgian Companies and Associations Code as from the De-Listing Date and many of the rules that otherwise apply to Belgian listed companies will no longer apply to the Company.

●	The rights attached to the Shares will not materially change as a result of the Transaction. However, Shareholders will no longer need to vote on certain corporate governance and remuneration related matters. Furthermore, a shorter notice period will apply to convene Shareholders’ meeting and formalities to convene and attend such Shareholders’ meetings will also be different, albeit still in line with Belgian law.

●	The Company will be required to continue to comply will all regulatory requirements applicable to a Nasdaq listed company, including all applicable rules and regulations of the SEC.

●	No Belgian income tax consequences are expected to arise as a result of the De-Listing.

●	Holders of Shares currently trading on Euronext Brussels should contact their financial intermediary about possible handling fees associated with repositioning their Shares as well as costs associated with holding and trading Shares listed on Nasdaq.

Effect of the Transaction on ADS Holders

Effects of the Share Consolidation and De-listing

●	Other than causing each ADS to represent one Share, the Share Consolidation is not expected to have any impact on ADS holders.

●	The De-Listing is not expected to have any direct impact on ADS holders, as the ADS program will be terminated before the De-Listing.

●	Prior to the termination of the ADS program, following the Share Consolidation, the Company will proceed with the Mandatory ADS Exchange pursuant to which holders of ADSs will receive the underlying new Shares in the context of the Share Consolidation, which will have a CUSIP and will be listed on Nasdaq.

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Effects of the Mandatory ADS Exchange

●	As a result of the Mandatory ADS Exchange, each of the Company’s outstanding ADSs will be canceled and exchanged for one U.S. Share (as defined below) it represents as follows:

o	ADSs held in brokerage accounts as well as ADSs in book-entry form on the books of The Bank of New York Mellon (the “Depositary”) will be automatically exchanged for Shares without holders having to take any action.

o	If there are any holders of certificated ADSs, the Exchange Agent will send such holders a letter of transmittal calling for surrender of their ADS certificate(s) in exchange for U.S. Shares.

●	The Shares received in exchange for ADSs will be listed on Nasdaq and the Nasdaq ADS listing will be terminated.

●	The Transaction is not expected to have any tax consequences for ADS holders.

●	The Company has arranged with the Depositary to cover, on behalf of the ADS holders, the USD 0.05 per ADS termination fee due to the Depositary under the Deposit Agreement in connection with the termination of the ADS program.

Board Recommendation

The Board considers the Transaction to be in the best interests of the Company, its Shareholders and other stakeholders, considered individually and as a whole. Accordingly, the Board unanimously recommends that you vote “FOR” the proposals as the directors of the Company each intend to do so in respect of their own beneficial holdings of Shares. Your vote is very important. Whether or not you plan to attend the EGM, please take appropriate action to make sure your Shares are represented and voted at the EGM.

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Expected Timeline

Provided that the EGM approves the proposed Share Consolidation and De-Listing, the main dates and timelines to implement the Transaction are expected to be as follows:

Action	Date

Announcement of the contemplated De-Listing and convening of the EGM to approve the Share Consolidation and De-Listing	2 October 2023

Approval of the Share Consolidation and De-Listing by the EGM of the Company	3 November 2023

Effective date for the Share Consolidation	Anticipated to be approximately 9 trading days after the approval of the Share Consolidation and De-Listing by the EGM (or second EGM)

Termination of the ADS program and start of trading of the Shares on Nasdaq	Anticipated to be approximately 6 trading days following the effective date of the Share Consolidation

Start of the Transition Period	Anticipated to be upon start of trading of the Shares on Nasdaq

End of the Transition Period and end of trading of the Shares on Euronext Brussels	Anticipated to be approximately 3 weeks after the start of the Transition Period, but no later than Friday 29 December 2023, at 5:30 p.m. Brussels time

Provided that the EGM approves the proposed Share Consolidation and De-Listing, the Board will have the power to further amend the dates, times and periods indicated in the above timetable. If the board of directors decides to amend such dates, times or periods, it will inform the investors by a press release.

If the 50% attendance quorum is not reached at the EGM, a Second EGM, where no attendance quorum applies, will be convened to approve the proposed Share Consolidation and De-Listing. The convening of such a Second EGM will consequently entail the need for the Board to amend the timeline detailed above.

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Glossary

Glossary of Selected Terms

The following definitions apply throughout this Letter unless the context requires otherwise:

“ADS”	means American Depositary Shares, each representing ten Shares (prior to the Share Consolidation).

“ADS Facility”	means the deposit agreement between the Company and the Depositary.

“ADS holder”	means a holder of ADSs.

“Company”	means MDxHealth SA.

“De-Listing”	means the proposed de-listing of the Shares from listing and trading on the regulated market of Euronext Brussels.

“Depositary”	means The Bank of New York Mellon.

“EGM”	means an extraordinary general shareholders’ meeting of the Company to be held on 3 November 2023.

“Euronext Brussels”	means the regulated market of Euronext Brussels.

“European Shares”	means Shares reflected in the Belgian component of the Company’s share register.

“Exchange Agent”	means the Bank of New York Mellon, the Depositary of the Company’s ADSs, or another party appointed by the Company to serve as exchange agent for purposes of the Mandatory ADS Exchange.

“FAQs”	means the Frequently Asked Questions uploaded on the Company’s website.

“FSMA”	means the Belgian Financial Services and Markets Authority.

“Mandatory ADS Exchange”	means a mandatory exchange under the Company’s ADS facility as a result of which ADS holders will receive Shares in exchange for their ADSs.

“Market Repositioning”	means the repositioning of the Shares from the trading system used for trading the Shares on Euronext Brussels into the trading system used for trading the Shares on Nasdaq, which shall be subject to certain formalities.

“Nasdaq”	means the Nasdaq Stock Market.

“PIE”	means public-interest entity.

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“SEC”	means the U.S. Securities and Exchange Commission.

“Second EGM”	means the means an extraordinary general shareholders’ meeting of the Company to be held on 23 November 2023, if needed.

“Share” or “Ordinary Share”	means any outstanding share of the Company, representing the Company’s share capital from time to time.

“Share Consolidation”	means the proposed share consolidation of the outstanding Shares by means of a 1-for-10 reverse stock split.

“Shareholder”	means a holder of Shares.

“Sole Listing”	means proposed transition from a dual listing of the Company’s ADSs on Nasdaq and Ordinary Shares on Euronext Brussels to a sole listing of Ordinary Shares on Nasdaq.

“Special Report”	means the special report regarding the proposed share consolidation and de-listing of shares from the regulated market of Euronext Brussels.

“Transaction”	means the Share Consolidation, the De-Listing and the Mandatory ADS Exchange, together.

“Transition Period”	means the period as from the approval of the De-Listing until the last day of trading of the Shares on Euronext Brussels.

“U.S.”	means the United States.

“U.S. Transfer Agent”	means the transfer agent that will be appointed to maintain the Company’s share register in the U.S.

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